Mail Stop 4720

December 24, 2009

John F.W. Hunt
c/o Maples Corporate Services Limited
Ugland House, Grand Cayman
KY1-1104, Cayman Islands

> **Re: Overture Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed December 10, 2009**
> **File No. 333-163620**

Dear Mr. Hunt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-4</u>

<u>General</u>

1. Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. For example, we have a number of comments to your prospectus summary and forepart of the registration statement that apply equally to disclosure that appears elsewhere in the body of your prospectus, such as your discussion of risk factors and various securityholder proposals.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. In light of the expedited timetable you desire for our processing of your filing, please respond in necessary detail to each portion of each comment that we issue. You will facilitate our review by providing us with clearly and precisely marked versions of (1) the amended disclosure and (2) each exhibit or other document that changes in response to staff comment. Also, in your letter of response, please provide explicit references to the precise page(s) in the marked version of the amendment where the changes appear in response to each comment.

4. Because the additional detail that appears in the paper versions you provide will expedite our review if it is also available to us electronically, please submit via EDGAR as .pdf files the precisely marked electronic versions of all changed documents.

5. Please provide us with a detailed, written explanation of the proposed and contemplated timetable that you believe will be necessary to consummate the transaction, including the date and time by which you believe the Form S-4 would need to be declared effective, the latest date on which all holders of shares and warrants, including beneficial holders, as applicable, would be in receipt of the proxy statement/prospectus and the number of business and calendar days such holders will have to review the materials prior to casting their votes, or delivering their notices of election to convert their shares or exchange their warrants, as applicable. In light of the information you provide in response to this comment, please advise us why you believe the time period provided to both warrant and shareholders is sufficient in order for them to make a reasonably informed investment decision.

6. In your response, also set forth the applicable requirements under Cayman Island and United States federal law in terms of timing, and make clear how your proposed timing would comply with those requirements. Include in your discussion the various components, including such items as the filings that would need to be made with various regulatory authorities, the normal processing time for such filings and the receipt of any necessary approvals.

7. We note that in its IPO prospectus, the Company identified general criteria and guidelines that it would apply in evaluating acquisition opportunities. Notwithstanding the Company's prospectus disclosure that it could decide to enter into business combinations with targets that did not meet the stated criteria, the prospectus clearly indicated that the Company would effect a transaction with an operating company. Moreover, the Company's Amended and Stated Memorandum and Articles of Association define "Business Combination" to mean a merger, share capital exchange, asset acquisition, share purchase, reorganization or

similar business combination by the Company with one or more "operating" businesses. Please advise us how the proposed transaction with JNL Bermuda, which has not yet entered into the Reinsurance Option and Contribution Agreement with Jefferson National Life Insurance Company (JNL), nor will it ever exercise its option under the agreement to actually reinsure Jefferson Life's block of annuities, satisfies the acquisition criteria set forth in the Company's IPO prospectus and its Amended and Stated Memorandum and Articles of Association. In this regard, please tell us whether JNL Bermuda has obtained or will obtain, if at all, the necessary licenses to operate as a reinsurer in Bermuda.

8. We note that throughout the document you describe the requirement that the Company must acquire an operating business having a fair market value of at least 80% of the "net assets" held in the Company's trust account (exclusive of deferred underwriting compensation and plus interest). Yet, in the IPO prospectus, you characterized this requirement as 80% of the "balance" in the trust account. We note that the Company's Amended and Stated Memorandum and Articles of Association also use this latter wording. Please advise us of the significance, if any, of this wording change.

9. We note that you are registering the offer and sale of 19,380,000 Ordinary Shares and an equal number of Warrants to purchase Ordinary Shares. Please clarify the reason for the registration of these securities, as the consideration being paid for the acquisition of JNL Bermuda consists of $120 million in cash and no securities. If the reason relates to the proposed amendment of the Warrant Agreement, please confirm this and provide your legal analysis why registration was necessary.

10. We note your disclosure that the Company's Founders, JNL, JNL's directors and officers and their respective affiliates may negotiate agreements to provide for the purchase of Public Shares from certain holders who indicate their intention to vote against the Transaction and seek redemption or otherwise wish to sell their Public Shares. These agreements may also include agreements to provide such holders of Public Shares with incentives to vote in favor of the Transaction. Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, in relation to such purchases of Public Shares. Please note that we will refer your response to the Division of Corporation Finance's Office of Mergers and Acquisitions.

11. In addition, we note your disclosure that you will only effect these purchases at a time when the potential buyers are not aware of material non-public information: please tell us why knowing the voting intention of potential sellers would not qualify as material non-public information, as you appear to have concluded.

12. We note that some exhibits to your registration statement have not yet been filed and that you intend to file them by amendment. In order to facilitate our review, please file these exhibits as soon as possible. We will review each exhibit prior to granting acceleration of effectiveness of your registration statement.

13. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to the security holders of either company.

Outside Front Cover Page of Prospectus

14. Please make clear on the cover page what options security holders might have, as well as the timing within which these decisions must be made. Ensure that you cover not only redemption rights but also appraisal rights and potential securities law claims for rescission and damages. Currently, appraisal rights and potential securities law claims for rescission and damages are not mentioned until pages 5 and 6, respectively. Explain in necessary detail the potential impact on these other options from voting or seeking redemption.

15. Please identify the conflicts of interest on the cover page and, at each place the recommendations of the board appear, disclose the conflicts in equally prominent type. Please name those with conflicts and briefly describe the nature of the conflicts. In addition, please add a new Question and Answer to address these conflicts.

16. Please state the effect of broker non-votes with respect to each of the matters to be considered at the Extraordinary General Meeting if Shareholders.

Notice of Extraordinary General Meeting of Shareholders of Overture Acquisition Corp.

17. Please include detailed information in this letter about the rescission rights your shareholders may possess as a result of any differences between your IPO prospectus and this proxy statement/prospectus.

18. In this notice, as well as the Notice of Special Meeting of Warrantholders, please describe the consequences if the Company does not consummate the transaction.

Questions and Answers About the Proposals for Company Warrantholders and Shareholders, page 1

"Why is the Company proposing the Transaction?," page 3

19. Please provide additional information as to why you believe this particular transaction is in the best interest of you and your shareholders.

20. With respect to your agreement with JP Morgan to reduce the deferred underwriters' compensation up to $1 million, please clarify the effect on this compensation if there is

less than $100 million in the trust at the consummation of the Transaction. Please explain the mechanics of this arrangement. For example, is it a sliding scale? Please file the agreement with JP Morgan as an exhibit to your registration statement, as well as the financial advisory agreements with each of JP Morgan and Credit Suisse, pursuant to which they will be entitled to a fee of up to $2.75 million upon consummation of the Transaction.

"Why is the Company proposing the Warrant Amendment Proposal?," page 3

21. Please provide additional information as to why your Board of Directors believes that this proposal is in your best interest. As written, the justification for the Warrant Amendment Proposal is conclusory.

"Why is the Company proposing the Staggered Board Elimination Proposal?," page 3

22. Please provide additional information as to why you believe that eliminating a staggered board is in your best interest.

"Why is the Company proposing the Share Repurchase Proposal?," page 4

23. Please explain the reason for repurchasing the Founder shares.

"Why is the Company proposing the Incentive Plan Proposal?," page 4

24. If you currently have plans to issue shares under the Incentive Plan after consummation of the Transaction, please specify.

"How do I exercise my redemption rights?," page 5

25. Please advise shareholders how to deliver their Public Shares, whether physically or electronically, to the transfer agent and how long this process will take.

"What happens to funds deposited in the trust account after consummation…?," page 6

26. Please provide an estimate of how much will be left in the trust account for working capital and general corporate purposes after consummation of the Transaction assuming no shareholders exercise redemption rights and assuming holders of just under 30% of the Public Shares exercise their redemption rights.

"Since the Company's IPO prospectus did not disclose that funds in the trust account . . .?," page 6

27. Please include a statement here that, to your knowledge, there are no other material differences between your IPO prospectus and this prospectus/proxy statement.

"What will happen if I abstain from voting…?," page 7

28. Please disclose the effect of abstentions on the Business Combination Proposal.

Summary, page 10

29. Please revise your disclosure in this section and in the "Questions and Answers about the Special Meeting and the Merger" section to provide the page number where each of the sections you cross-reference first appears.

Information About the Parties to the Transaction, page 10

JNL Bermuda, page 10

30. Please disclose when JNL Bermuda and JNL will execute the Reinsurance Option and Contribution Agreement and when JNL Bermuda will acquire the asset portfolio from JNL.

The Business Combination Proposal, page 13

The Master Agreement, page 13

31. Please revise the first sentence to state that the Master Agreement was entered into on December 10, 2009. It is not clear why you have included the wording "or will be entered." This comment is applicable to the similar sentence on page 91.

32. Please file the Compensation Amendment Agreements with your next amendment to the registration statement and describe the material terms of this agreement, the Sponsors' Agreement and each of the other Transaction Agreements not otherwise described in the section entitled "Master Agreement" that begins on page 90.

33. Please file the Escrow Amendment Agreement referenced on page 15 with your next amendment to the registration statement and disclose the material terms of this agreement.

Anticipated Accounting Treatment, page 17

34. Please disclose the percentage interest that Overture shareholders will have in JNL Bermuda after consummation of the business combination.

Reasons for the Approval of the Transaction, pages 18-19

35. Please specify the percentage of the Company's issued shares to be owned by JNF's current shareholders, including David Smilow and affiliates, after consummation of the business combination.

Certain Benefits of the Company's Directors and Officers and Others in the Transaction, pages 20-21

36. In the last paragraph, you state that your management "believes they have reached an understanding" with each of the underwriters. Please clarify this statement. If you have or have not entered into an agreement with these financial advisors, your disclosure should make this clear. Please revise your disclosure accordingly. Also, please state the circumstances under which you will pay your advisors the minimum fee and those under which you will pay the maximum fee.

Actions That May be Taken to Secure Approval, page 21

37. Because JNF's obligation to acquire 24.5% of Overture's Ordinary Shares is as of the closing of the Transaction, and not prior to the record date of the Overture shareholder meeting, it appears that the purpose of this obligation is not merely to secure approval of Overture shareholders to the Transaction. Please discuss the other reasons why the parties agreed that JNF would take a 24.5% equity position in Overture and why the Overture board determined this was in the best interest of the Company and its shareholders.

Rescission Rights, page 22

38. You state here that, as examples, your shareholders may have common law claims against the Company for rescission or damages arising from differences between the information provided in your IPO prospectus and this prospectus/proxy statement. If you are aware of other material differences or other common law claims against the Company, please disclose them here and wherever else appropriate in this document. If you are not aware of other examples, please revise your disclosure to remove the implication that you know of additional examples not listed here.

The Repurchase Amendment Proposal, page 23

39. Please specify the limited circumstances under which you would repurchase shares and provide a summary of the reasons you are recommending adoption of this proposal.

The Warrant Amendment Proposal, page 24

40. Please provide the reasons you are recommending the adoption of this proposal, including why you wish to (a) increase the exercise price of the Company Warrants, (b) delay the period of exercisability of these warrants, (c) extend the expiration date of the warrants, and (d) change the price at which your Ordinary Shares must trade before you able to redeem these warrants.

Selected Summary Historical Financial Information of JNL Carve Out, pages 34

41. Please tell us why you have not provided the selected financial information for the past five fiscal years as required by Item 301(a) of Regulation S-K.

Risk Factors, page 39

42. Please delete your statements in the introductory paragraph of this section and the introductory paragraph on 48 that the risks described are not the only risks the Company faces and that there may be additional risks of which the Company is either not aware or does not currently think are material. As a general matter, registrants should only make reference to risks that are deemed material.

43. Please add a risk factor that addresses the degree to which Overture Re's business will rely on JNL. In this regard, we note your disclosure that among the negative factors considered by the Company's board in approving the Transaction was the potential inability to replace the managerial, actuarial and administrative services provided by JNL in the event of capitalization, liquidity, financial or other difficulties experienced by JNL.

44. Please include a risk factor addressing the fact that period-to-period comparisons of JNL's carve-out underwriting results to Overture Re's expected results going forward may not be meaningful due to the fact that JNL's historical carve-out financial statements relate only to the JNL carve-out block, while Overture Re's business going forward will expand beyond the JNL carve-out block to blocks of annuity and life insurance policies from third parties, additional blocks of policies from JNL and investors desiring segregated accounts focused on discrete reinsurance opportunities

"The Company's independent directors may decide not to enforce the indemnification obligations . . .," page 40

45. Please provide examples of possible reasons why your independent directors would forgive the indemnification obligations of your Founders.

"The Company's directors have potential conflicts of interest . . .," page 42

46. Please provide additional disclosure that clarifies the nature of the conflict with respect to the following bullets:

- the continued indemnification of current directors and officers;
- the continued right of the Company's Founders to hold Ordinary Shares; and
- the continued right of the Company's Founders to hold founder warrants.

Please elaborate on the reasons why these rights give officers and directors interests in the Transaction that may be in conflict with the interests of the Company and shareholders in general.

"The Company's officers and directors and certain affiliates may have a conflict of interest . . .," page 42

47. Please disclose the aggregate value of the warrants and how the exercise price for the warrants was determined.

"Public shareholders at the time of the Transaction who purchased their units . . .," page 44

48. You refer to "several aspects" of your transaction "and other matters" that were not described in your IPO prospectus and then cite only to the use of trust account funds to purchase shares from shareholders and the amendment of the Warrant Agreement as examples. This risk factor is written in a way that suggests shareholders may have other bases for rescission and related claims. Please clarify the point in this risk factor by discussing all other instances known to you that may give rise to rescission rights or affirmatively state that the afore-mentioned differences are the only ones that exist to your knowledge.

"Competition in the insurance industry . . .," page 54

49. Please revise this risk factor to name the entities who you believe will be your principal competitors, as you have done on page 191.

"Policyholders may voluntarily terminate the policies . . .," page 49

50. If ascertainable, please disclose the surrender history for the block of fixed and variable annuities covered by the Quota Share Reinsurance Agreement and state whether this rate of surrender is within a range that would be considered normal or acceptable for this line of business. Likewise, provide similar disclosure for the lapse history of these policies under the risk factor captioned "Policyholders may cease paying premium on the policies…" on page 50.

"There may be potential conflicts of interest between Overture Re and shareholders and affiliates . . .," page 58

51. Please revise this risk factor to briefly state your policy with respect to related-party transactions and provide examples of existing transactions or arrangements that you believe may give rise to potential conflicts of interest. Please also discuss the extent to which Overture Re's officers' and directors' ability to compete with Overture Re will be circumscribed by their fiduciary duties under corporate law.

The Business Combination Proposal, page 78

Background of the Transaction, pages 79-83

52. Please provide us with copies of any non-public information that was exchanged between the parties to the merger negotiations that are not filed with the registration statement, including all analysts' reports, financial forecasts, and projections used by the parties and their respective advisors. To the extent that the information has not been disclosed in your prospectus, please provide us with your basis for the conclusion that the non-public information is not material and need not be disclosed. We may have further comments on your disclosure once we have reviewed these materials.

53. Please be sure to identify the full name, affiliation and position of each individual the first time you refer to him or her in your discussion.

54. Please indicate how many invitations of interest you extended and an explanation as to why, in your opinion, those indications of interest resulted in only one letter of intent. If reasons were provided for the potential targets' decision to pursue a transaction with the Company, please discuss such reasons.

55. Please provide a more detailed explanation of your withdrawal of the letter of intent on August 14, 2009.

56. Please revise your discussion to explain more fully the reasons why Messrs. Blazer, Pressler and Smilow agreed that the acquisition of the to-be formed reinsurance subsidiary was a more compelling alternative to a business combination between the Company and JNF. In this regard, we note your statement that Mr. Blazer and Mr. Smilow discussed whether the reinsurance business as a stand-alone company exhibited greater profitability margins than JNF in its entirety. Please elaborate on this assessment.

57. Please explain what the "Milliman appraisal of the assets" to be acquired by the Company refers to.

58. Please provide additional disclosure that provides more specificity about the improved valuation of the assets to be contributed to the Company. For example, what was the change in valuation to which Mr. Smilow referred and what were the reasons for the improved value?

59. We note that the letter of intent was signed by the parties on October 12, 2009 and representatives of the parties met at the Credit Suisse offices on October 15, yet the next event mentioned in this discussion occurred on November 13, 2009. Please provide a summary of events that occurred during the interim.

60. Please revise this section as necessary to describe in greater detail the nature and substance of the deliberations conducted at the various meetings, what conclusions were drawn and what actions, if any, were resolved to be taken as a result, either formally or informally. For example, we note that at the Company's December 6 board meeting, Mr. Ellenoff "discussed certain relevant issues for consideration with respect to the Transaction," but no information is provided as to what those issues were or the boards' evaluation of them. The disclosure should provide your stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions. If the board received updates or considered various courses of action, these should be fleshed out.

The Company's Board of Directors' Reasons for the Approval of the Transaction, page 83

61. Please provide detailed information concerning the due diligence review that led you to conclude that this transaction and the consideration to be paid are fair to, and in the best interests of, the Company. In particular, you should describe both the industry and valuation analyses you performed, as well as the evaluation of JNF's existing business, the metrics compiled and the financial projections you generated. Moreover, please provide additional information concerning the various industry and financial data you collected as part of the process of evaluating the consideration. Please be as specific as possible.

62. If the Company's board of directors made an assessment as to whether the Transaction and the consideration to be paid were fair, from a financial point of view, to the shareholders of the Company, please make this clear. As written, your disclosure only states that the board concluded that the Transaction and consideration to be paid were fair to the Company.

63. Please clarify any differences between the materials you prepared and/or reviewed in connection with your due diligence review and those prepared by your fairness advisor in connection with its opinion. Please specify the extent to which your respective analyses and the processes by which you determined this transaction to be fair differed from each other.

Opinion of Houlihan Smith & Company, Inc., Financial Advisor to Overture, page 102

General

64. Please supplementally provide us with copies of any materials prepared by Houlihan Smith in connection with its opinion, including, among other things, any "board books," draft of fairness opinions provided to the board of directors, and any summaries of presentations made to the board of directors. We may have further comments on your disclosure once we have had the opportunity to review these materials.

65. Please disclose any instructions given to Houlihan Smith in connection with its opinion and any limitations imposed on the scope of its investigation or tell us supplementally that no such instructions were given and no such limitations were imposed.

66. Please delete the language in this disclosure that suggests that the fairness opinion is for the use and benefit of your board of directors and does not constitute a recommendation to shareholders. This statement could be interpreted as a disclaimer to your shareholders' ability to rely on this opinion and is therefore inappropriate. We believe that direct and indirect disclaimers regarding shareholders' right to rely on a fairness opinion that the advisor has furnished to the board are inconsistent with the balance of the disclosure addressing the fairness to shareholders of the proposed transaction from a financial perspective. Alternatively, you may disclose that Houlihan Smith has consented to the shareholders' use of the opinion or the Company may add an explanation that clarifies:

   - the basis for the advisor's belief that shareholders cannot rely on its opinion, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law;

   - whether the governing state law has addressed the availability of such a defense to the advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

   - that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws.

Comparable Company Analysis, page 105

67. Please change "$28,042.8 million" in this discussion of comparative market capitalization values to state approximately $2.8 billion. Similarly, please change "$1,533.9 million" in this discussion of comparative earnings to state approximately $1.5 billion.

68. Given the extremely large variance in market capitalization of the companies selected by Houlihan Smith, please provide the median and the mean market capitalization of the companies selected. In addition, please clarify how Houlihan Smith determined that these eighteen public companies, with market capitalizations seemingly far in excess of the $120 million consideration being given for the acquisition of JNL Bermuda, were the most comparable. Please also disclose the extent to which Houlihan Smith factored this disparity into its decision to include these eighteen companies.

69. We note that the Houlihan Smith used JNL Bermuda's projected book value and year two earnings in its valuation calculations. Please revise your description to disclose the specific projections used and explain the basis for these projections.

Comparable Transaction Analysis, page 106

70. Please clarify whether your "Implied Enterprise Value" column is actually meant to reflect dollar values as millions, and not thousands, and revise as necessary.

71. Please disclose the nature of the three transactions deemed to be comparable to the acquisition of JNL Bermuda.

Discounted Cash Flow Analysis, page 107

72. Please revise your disclosure to define the terms "build-up method," "terminal earnings multiple" and "cost of equity."

73. Please explain how Houlihan Smith derived the company-specific premium that it included in its analysis.

74. Please explain the significance of a discount rate and its relationship to the cost of equity.

Material Tax Consequences of the Transaction to the Company's Securityholders, page 108

75. We note your statement on page 90 that the Transaction has been structured as a tax-free reorganization. In your discussion of the material tax consequences of the Transaction, please confirm that the Transaction will be tax-free to the Company, Overture Re, Overture Re Holdings Ltd. and their affiliates and that there will be no tax effects to the Company's shareholders arising from the Transaction.

Anticipated Accounting Treatment, page 117

76. Please tell us your basis for including the terms "forward acquisition" and "amalgamated" in your disclosure.

Unaudited pro forma combined financial statements, page 120

77. Please revise your pro forma financial statements based on the comments related to the Carve-Out financial statements of JNL, as applicable.

78. General and administrative expenses in your pro forma financial statements include incremental operating costs related to JNL and various transaction related expenses. In your carve-out financial statements you allocated general and administrative expenses. Please disclose the assumed amount of administration expenses allocated to the annuity Block of JNL in your pro forma financial statements or disclose why the allocated historical expenses will not be incurred after the proposed transaction is completed. Please also disclose the factors that contribute to material changes in the carve-out and pro forma general and administrative expenses.

79. Please disclose the change in the fair value of the embedded derivative and the related assumptions or tell us and quantify why you assume that any change in the fair value of the embedded derivative would not be material or meaningful.

The Repurchase Amendment Proposal, page 131

80. In the last sentence of the "Overview" paragraph, we note your statement that if the Business Combination Proposal is not approved, the Name Change Proposal will not be effected. Reference to the Name Change Proposal in this section appears to be an error. Please revise accordingly or advise.

81. We note the disclosure throughout this document that the Company or the Company's Founders, JNF, JNF's directors and officers and/or their respective affiliates may negotiate arrangements to purchase Public Shares from institutional or other investors, or execute agreements to purchase such share from them in the future, or they or the Company may enter into transactions with such persons and others to provide them incentives for acquiring Public Shares and voting such shares in favor of the Business Combination Proposal. Please revise to clarify how these prospective sellers of Public Shares will be targeted and clarify whether shareholders who have already submitted negative votes via proxy or those who have made their redemption demands may be selected.

82. Please discuss the basis for providing incentives to some shareholders but not all shareholders of the same class of securities.

83. Please disclose in this section how you will notify all other shareholders of any such arrangements.

84. Please revise to clarify if there is any limitation on the per share price you or your affiliates would offer to pay in the side arrangements to purchase Public Shares. If you will offer a price greater than the redemption price, please state so. If you disclose that the hard limit on the side purchase price is the per share redemption price, please revise to discuss why shareholders would enter into such arrangements unless the price offered is greater than the per share redemption price.

85. Similarly, explain how the payment of consideration to only certain shareholders so that they purchase Public Shares or vote in favor of the Business Combination Proposal, would be fair to and in the best interests of all shareholders, including those who will not be offered or receive any such consideration. In the alternative, make clear that such arrangements clearly would not be fair to and in the best interests of those shareholders not receiving such consideration. Provide corresponding risk factors disclosure, as appropriate.

Business of Overture Re, page 190

86. Your disclosure of the risks related to hedging activities on pages 51 through 53 strongly suggests that Overture Re intends to implement a hedging strategy. We note, for example, your statement on page 52 that hedging arrangements "will be crucial" to Overture Re's success. If hedging is expected to be an integral part of Overture Re's business strategy, then the discussion should address this aspect of its business, including a description of potential hedging strategies, programs and activities and the degree to which hedging is expected to impact Overture Re's results of operations. In addition, if JNF Asset Management, LLC, which will manage a significant portion of the assets of Overture Re, engages in significant hedging activities and may do so with the assets it manages for Overture Re, this should be disclosed as well.

87. We note your statement that the executives of Overture Re Holdings Ltd., a newly formed holding company, have significant insurance industry experience. Please provide us with the basis for this statement, as it is unclear who these individuals are.

88. We note your statement on page 192 that Overture Re will contract on "an arm's length basis" with both JNL and JNFAM. As both JNL and JNFAM will be affiliates of Overture Re, please explain what procedures you will have in place to ensure that the companies' are able to transact business on an arm's length basis.

Beneficial Ownership of the Company's Securities, page 207

89. Please identify the individual or individuals who have voting and/or investment power over QVT Financial LP, and who therefore may be deemed to be the beneficial owner or owners of 1,609,250 of your Ordinary Shares.

90. Please identify the individual or individuals who have voting and/or investment power over Hartz Capital Investments, LLC and Hartz Capital, Inc., and who therefore may be deemed to have voting control and investment discretion over 1,447,367 of your Ordinary Shares.

91. Please identify the individual or individuals who have voting and/or investment power over Arrowgrass Capital Services (US) Inc.

Carve-Out financial statements of the Fixed and Variable Annuity Block of Jefferson National Life insurance Company at December 31, 2008

Carve-out Balance Sheets, page F-25

92. You assumed that all the JNL block of business was financed with equity. Please tell us the factors that you considered in assuming that a capital structure comprised of 100% equity financing is appropriate. Please also tell us how the assumed 100% equity financing compares with your insurance peer group and the representative sample of companies used to determine your valuation.

Carve-out Statements of Operations, page F-26

93. Please disclose transactions with related parties on the face of your statements of operations. Refer to Rule 4-08(k) of Regulation S-X.

94. Please tell us the factors that you considered in not allocating interest expense to the historical financial statements.

Carve-out Statements of Cash Flows, page F-28

95. Please tell us the factors considered in assuming that you do not have any investing or financing activities. Please also tell us how you classified the following transactions in your statements of cash flows:

- Deposits and withdrawals to policyholders' accounts;
- Block equity;
- Due from JNL;
- Advances or intercompany financing or borrowings; and

- Any non-cash investing or financing transactions.

96. Please disclose the end of year cash balances and the net change in cash and cash equivalents or tell us why you assume that the JNL block of business does not generate changes in net cash used in operating activities or net changes in cash and cash equivalents.

Notes to Carve-Out Financial Statements

General

97. Please disclose your commitments and contingencies or tell us why such disclosures are not required. At a minimum, it appears that you should discuss the possibility that you will be required to pay claims on the business ceded to Scottish Re U.S.

2. Summary of Significant Accounting Policies

98. Please disclose historical intercompany borrowings or advances related to the JNL block of business to provide users with insight of the financial resources utilized by the carve-out in conducting its operations. Please refer to SAB Topic 1B.

(a) Basis of presentation

99. You disclose that "The Block" is an integrated business of JNL that operates as a single business and is not a stand alone entity. Please revise to clarify whether or not the carve-out financial statements represent substantially all of JNL's key operating assets and provide us the analysis that supports your presentation and disclosure.

100. You state that the carve-out financial statements of the Block reflect the assets, liabilities, revenues and expenses directly attributable to the Block as well as allocations deemed reasonable by management. Please revise to clarify that the acquired business represents a discrete activity of JNL for which assets and liabilities were specifically identifiable. Please also tell us why your inability to separate the Block's invested assets from the assets held by JNL did not preclude you from presenting carve-out financial statements.

101. You state that the financial information presented in these financial statements may not necessarily reflect the financial position, results of operations, changes in Block equity and cash flows of the Block in the future or what they would have been had the Block been a separate, stand alone entity during the periods presented. Please disclose your estimate of the expenses that would have been incurred if the Block had operated as an unaffiliated entity for all periods presented and revise your MD&A disclosures as appropriate.

102. Tell us whether or not the carve-out financial statements reflect all of the assets and liabilities of the acquired business even if they were not acquired or assumed as part of the acquisition and revise your disclosures as appropriate.

(c) Receivable from JNL, page F-29

103. Please reference the authoritative literature you relied upon to support your accounting and financial statement presentation of the investment assets held by JNL, including your disclosure that the changes in fair value of investments held by JNL are not reflected in the carve-out financial statements. Please also separately identify the specific investment assets supporting the policy liabilities of the block to be acquired or tell us why it is not possible to identify the specific assets along with the changes in the fair value of these investments.

(d) Deferred Policy Acquisition Costs, page F-30

104. Please disclose the nature of the other sales related operating costs that relate to and vary with the production of new business.

4. Reinsurance

105. Please disclose the credit ratings of Scottish Re and what the credit ratings indicate given your disclosure that if you are unable to take the reserve credit for the business ceded to Scottish Re it could have a material adverse impact on your financial position.

6. Fair Value

(a) Fair Value measurements, page F-37

106. Please revise your presentation in the fair value hierarchy table to present your separate account assets and separate account liabilities on separate lines. Please also disclose the valuation methodologies used to value the assets and liabilities.

(b) Financial Instruments, at Fair Value, page F-38

107. Please disclose the valuation methodologies used to establish your policy and contract reserves.

108. You state that the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. Please revise your disclosures in the critical accounting section of the MD&A to clarify which assumption changes could materially impact your estimates. Please include a sensitivity analysis to highlight the variability that is reasonably likely to occur in applying your critical accounting estimate

over time. This analysis should highlight the reasonably likely changes in the assumptions that are deemed critical and the corresponding impact on your financial position and results of operations. Please discuss to the extent material how accurate each of your estimates has been in the past. Quantify and disclose the changes to your prior period estimates recorded during the current period.

7 – Risk-Based Capital, page F-38

109. Please disclose your risk-based capital requirements and your risk-based capital at December 31, 2007 and 2008.

Carve-Out financial statements of the Fixed and Variable Annuity Block of Jefferson National Life insurance Company at September 30, 2009

110. Please revise your interim financial statements based on the preceding audited financial statement comments, as applicable.

8. Subsequent Events, page F-53

111. You state that you evaluated subsequent events through December 6, 2009, the issuance date of your financial statements. We note that the date of the auditor's report is December 8, 2009. We also note that the date of the master Agreement described in this footnote is December 9, 2009. Please revise your disclosures to clarify the date you evaluated your subsequent events.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler

Assistant Director

cc: Douglas S. Ellenoff, Esq.
          Kathleen L. Cerveny, Esq.
          Sarah E. Williams, Esq.
          Ellenoff Grossman & Schole LLP
          150 East 42nd Street
          New York, NY 10017